06003350

BSPD 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMG Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Westfield Drive
(No. and Street)

Elgin (City) IL (State) 60123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie L Riesterer 847-930-7406 (Area Code-Telephone Number)

MAR 1 2006

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state lasts, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Stockholder of PMG Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of PMG Securities Corporation (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMC") and, as disclosed in the footnotes to the financial statements, has extensive transactions and relationships with JPMC. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2006

PMG Securities Corporation
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 1,949,955
Cash segregated for the exclusive benefit of customers	67,000
Due from affiliates	129,692
Income tax receivable	18,012
Other assets	14,654
Total assets	$ 2,179,313
Liabilities and Stockholder's Equity	
Liabilities	
Due to common remitter (Note 6)	$ 1,310,319
Accounts payable and accrued expenses	61,777
Due to affiliates	7,444
Total liabilities	1,379,540
Stockholder's equity	
Class A common stock, no par value; 200 shares authorized, 140 shares issued and outstanding, at stated value	18,000
Additional paid-in capital	1,517,498
Accumulated deficit	(735,725)
Total stockholder's equity	799,773
Total liabilities and stockholder's equity	$ 2,179,313

The accompanying notes are an integral part of these financial statements.

PMG Securities Corporation
Statement of Operations
Year Ended December 31, 2005

Revenues	
Commissions	$ 4,395,133
Interest	18,516
Other	12,752
Total revenue	4,426,401
Expenses	
Commissions	4,204,528
Employee compensation and benefits	714,815
Occupancy and equipment	62,666
General and administrative	652,139
Total expenses	5,634,148
Loss before income tax benefit	(1,207,747)
Income tax benefit	(431,075)
Net loss	$ (776,672)

The accompanying notes are an integral part of these financial statements.

PMG Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Class A Common Stock Shares	Class A Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ Accumulated (Deficit)	Total Stockholder's Equity
Balance at January 1, 2005	140	$ 18,000	$ 1,517,498	$ 40,947	$ 1,576,445
Net loss				(776,672)	(776,672)
Balance at December 31, 2005	140	$ 18,000	$ 1,517,498	$ (735,725)	$ 799,773

The accompanying notes are an integral part of these financial statements.

PMG Securities Corporation
Statement of Cash Flows
Year Ended December 31, 2005

Operating activities	
Net loss	$ (776,672)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	11,791
Change in assets and liabilities	
Due from clearing broker	116,457
Commissions receivable	17,731
Income tax receivable	102,748
Due to/from affiliates, net	(349,582)
Other assets	175,063
Due to common remitter	1,234,918
Accounts payable and accrued expenses	(67,034)
Commissions payable	(144,576)
Net cash provided by operating activities	320,844
Net increase in cash and cash equivalents	320,844
Cash and cash equivalents	
Beginning of year	1,629,111
End of year	$ 1,949,955

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

PMG Securities Corporation (the "Company") is a New York State corporation formed for the purpose of conducting business as an introducing broker-dealer in stocks and bonds, mutual funds, life insurance, annuities and limited partnerships. The Company is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMC").

The Company is registered with the National Association of Securities Dealers, Inc. and enters into securities transactions as an agent. All securities transactions were cleared through another broker-dealer on a fully disclosed basis (see Note 4). Through February 15, 2005, the Company earned the majority of its revenue from transactions placed with mutual funds and insurance companies. As of February 15, 2005, the Company transferred its sales representatives to Great American Advisors ("GAA"), effectively ending the retail operations of the Company.

The remaining operations of the Company are limited to common remitter activity for Chase Insurance Life and Annuity Company ("CILAAC"), an affiliate, and Kemper Investors Life Insurance Company ("KILICO"), a non-affiliate (see Note 6).

The Company is headquartered in Elgin, Illinois.

2. Summary of Significant Accounting Policies

Management Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Commission revenues and expenses from customer securities transactions were recorded on a trade date basis.

Cash and Cash Equivalents
Cash and cash equivalents include investments in money market funds and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses.

Fair Value of Financial Instruments
The carrying values of the financial instruments reported on the accompanying statement of financial condition approximate their fair values due to their short-term nature.

Interest Income
Interest income is primarily generated through interest earned on cash and cash equivalents and is accounted for by the accrual method.

Income Taxes
The Company will file a consolidated Federal income tax return with JPMC and its affiliates. A written agreement sets out the method of allocating tax among the companies. In general, allocation is based on separate return calculations with immediate benefit for a taxable loss that is utilized in the consolidated return. Intercompany tax balances are settled quarterly.

For state income tax purposes, the Company files either separately or on a combined basis with eligible affiliates, depending on the state's filing requirements.

The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. There are no significant timing differences.

3. Income Taxes

The actual income tax benefit for 2005 differed from the expected tax benefit as displayed below. Expected tax benefit was computed by multiplying the U.S. federal income tax rate of 35% to loss before income tax benefit.

Computed expected tax benefit	$ (422,711)
Differences between expected and actual tax	
State tax	(8,364)
Total actual tax benefit	$ (431,075)

The income tax benefit for the year ended December 31, 2005 was as follows:

Federal	
Current	$ (414,148)
Deferred	(4,057)
State	
Current	(12,744)
Deferred	(126)
Total income tax benefit	$ (431,075)

4. Clearing Agreements

The Company had a clearing agreement with Pershing, LLC ("Pershing"). Under this month to month agreement, Pershing provided the Company with certain back-office support and clearing services on all principal exchanges. Effective February 15, 2005, in conjunction with the transfer of sales representatives to GAA, the agreement was terminated.

5. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net

capital of $621,744, which was $371,744 in excess of its required net capital of $250,000. At December 31, 2005, the Company's net capital ratio was 2.22 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

6. Related Party Transactions

The Company, PMG Marketing, Inc., PMG Life Agency, Inc. and PMG Asset Management, Inc. are owned by JPMC and share office space, personnel and other administrative expenses. Allocations are determined by budget managers based on head count and hours charged by employees. These balances arise from general operating expenses and are settled either daily or monthly.

The Company is allocated expenses related to certain administrative services provided by CILAAC and JPMC. These services include payment of the Company's payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses. The Company paid $1,008,016 and $274,152 to CILAAC and JPMC, respectively, related to its portion of these expenditures. In addition, the Company paid $31,478 on behalf of PMG Asset Management, Inc. and subsequently allocated these expenses to that affiliate. These amounts are included in general and administrative expenses on the statement of operations.

Amounts due to affiliates, as disclosed on the statement of financial condition, arise from these transactions.

PMG employs a common remitting process for KILICO and CILAAC group payroll deduction remittances. This process was set up so that retirement plan groups (such as schools and hospitals) could send deposits to a special reserve account of PMG Securities Corporation used exclusively for these customers for common remitting purposes. PMG in turn separates the retirement plan deposits between KILICO and CILAAC and remits the appropriate amounts to KILICO and CILAAC.

7. Commitments and Contingencies

The Company is involved in various legal actions arising during the ordinary course of business. Management has determined that the settlement of one such legal claim by a customer is probable, but believes the potential cost of settling this claim is not estimable. Therefore, no accrual has been made for this amount in the Company's financial statements at December 31, 2005. The Company believes the ultimate resolution of the claim will not have a material adverse effect on its financial condition or results of operations.

8. Subsequent Events

On February 7, 2006, JPMC announced it had signed a definitive agreement to sell its life insurance and annuity underwriting business as well as the stock of four related non-insurance companies, including the Company, to Protective Life Corporation. The sale is subject to normal regulatory approvals and is expected to close in the third quarter of 2006.

PMG Securities Corporation
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Computation of net capital		
Total stockholder's equity	$	799,773
Deduct		
Nonallowable assets		
Due from affiliates		129,692
Income tax receivable		18,012
Other assets		14,654
Total nonallowable assets		162,358
Net capital before haircuts		637,415
Haircuts on securities positions		15,671
Net capital	$	621,744
Computation of aggregate indebtedness		
Due to common remitter (Note 6)	$	1,310,319
Accounts payable and accrued expenses		61,777
Due to affiliates		7,444
Total aggregate indebtedness	$	1,379,540
Computation of basic net capital requirement		
Greater of 6 2/3% of aggregate indebtedness or $250,000	$	250,000
Excess net capital	$	371,744
Ratio of aggregate indebtedness to net capital		2.22 to 1

PMG Securities Corporation
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Reconciliation with the Company's computation in Part II of Form X-17A-5 as of December 31, 2005

Net capital, as reported in the Company's Part II unaudited FOCUS report	$ 556,998
Audit adjustment for federal income tax presentation	64,746
Net capital per above	$ 621,744
Aggregate indebtedness, as reported in Company's Part II unaudited FOCUS report	$ 1,444,286
Audit adjustment for federal income tax presentation	(64,746)
Aggregate indebtedness per above	$ 1,379,540

PMG Securities Corporation

Schedule II - Computation for Determination of Reserve Requirements And Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). PMG Securities, Inc. does not hold customer funds nor safekeep customer securities.

There are no differences between the above information and the information included in the Company's corresponding unaudited Form X-17A-5 filing.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder of PMG Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of PMG Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2006